
Mail Stop 4631

January 15, 2010

Mr. Myron D. Hamas
Vice President - Finance
Chromcraft Revington, Inc.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, IN 47906

> **Re:** **Chromcraft Revington, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 4, 2009**
> **Form 10-Q for the Fiscal Quarter Ended October 3, 2009**
> **File No. 001-13970**

Dear Mr. Hamas:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief